# NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 683-8903
www.novawest.com E-Mail: novawest@novawest.com



## For Immediate Release

# Novawest Resources Corporate Update

**TSX Venture Exchange Listed – Symbol "NVE"**
**Frankfurt Exchange Listed – Symbol "NWM"**
**Website – http://www.novawest.com**

**S.E.C. Exemption 12(g)3-2(b)**
**File No. 82-3822**
**Standard & Poors Listed**
**Dun & Bradstreet Listed**



**August 12, 2004**

**Novawest Resources Inc.** (the "Company" Symbol "**NVE**" on the TSX Venture Exchange and "**NWM**" on the Frankfurt Stock Exchange) is pleased to provide the following update:

**Nickel Royale Project:**

Surface exploration coinciding with this year's drill program on the Nickel Royale Project resulted in the identification of a large gabbro body in the Northeast portion of the property. This discovery led the company to stake an additional 395 acres (16 claim units) bringing the total size of the Nickel Royale project to 149 square kilometres or 36, 966 acres. Based on the encouraging outcome of Phase 1 of the 2004 Nickel Royale drill and surface exploration program, the company now plans to carry out a second phase of exploration later this year.

**Solarus Gold Project:**

The company has been advised by its project manager, J.G. Clark, P.Geo, that logging and splitting of the core from the 2004 Solarus drill program, is now nearing completion. During the program a total of 10 diamond drill holes were completed. Numerous core samples have been sent to ALS Chemex for assaying and the results are expected soon. Once the results of this program have been assessed and analyzed, plans will be made for a follow-up program later in 2004.

**Solano Gold Project:**

After assessing and analyzing the results from the Solano Gold Property surface exploration and sampling program, the company is pleased to announce that logistical arrangements are now being made for a fall 2004 exploration program which may include diamond drilling. Once planning and preparation is made final, a news announcement will be made.

Novawest invites the public to visit its website at **http://www.novawest.com** or e-mail us at **novawest@novawest.com** to be added to the Company's e-mail list for press releases and updates.



ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

*"Patrick D. O'Brien"*
Patrick D. O'Brien – Chairman

**THE TSX VENTURE EXCHANGE AND THE FRANKFURT STOCK EXCHANGE HAVE NOT REVIEWED AND DO NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.**